Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM SECURES 1st COLETO CREEK WIN
FROM WORLD-LEADING NETWORKING
CUSTOMER

– Combined With Another New Win Secured With the Customer,
Client’s Orders To Ramp Up To ~$1.5M Per Year, Triple Their
Current Level –

KFAR SAVA, Israel— July 29, 2014, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has achieved its first design win for the recently-released Silicom Coleto Creek encryption and compression card. The design win is from one of Silicom’s existing customers, a market-leading provider of smart network solutions, who will use Silicom’s Coleto Creek and Silicom Quad-Port 10G Networking cards in one of its next-generation network appliances.

The customer’s decision to use the Coleto Creek card is part of its strategic decision to move towards an x86 Intel Architecture.

Sales related to these design wins are expected to triple the revenues from this customer to approximately $1.5 million per year. In parallel, discussions continue with another of the customer’s teams regarding the use of a higher-end Coleto Creek card in an additional appliance.

“We are very pleased to have achieved our first design win for our Coleto Creek card, a product line borne from our strategic ‘bet’ on Intel’s architecture,” commented Mr. Shaike Orbach, Silicom’s President and CEO. “The win demonstrates the power of our strategy of building solutions that enhance Intel’s basic technology, enabling us to benefit from customers that select Intel over competing architectures.

“In addition, both the Coleto Creek win and the Quad Port 10G win demonstrate the continued success of the business model that has driven our growth in the past: loyal customers that turn to us again and again to solve critical performance problems in cutting-edge new products, and that recommend us to other groups. As a result, we enjoy growing sales over time from many of our existing customers – and we now have over 100 of them, including many industry leaders. As such, we feel confident and optimistic about our long-term prospects, and continue working to build the Company.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery, WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com